Confidential Treatment Requested by Constellium N.V.

June 29, 2016

VIA HAND DELIVERY AND EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Constellium N.V.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 18, 2016
Form 6-K filed May 12, 2016
File No. 1-35931

Dear Mr. O’Brien:

On behalf of Constellium N.V. (“Constellium” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 20-F filed with the Commission on April 18, 2016 (the “20-F”) and comments of the Staff on filing on Form 6-K filed with the Commission on May 12, 2016 (the “6-K”), each contained in your letter dated June 8, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in the 20-F.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company requested that certain information in this letter in the Company’s response to comment on Form 20-F, Note 13 be kept confidential and not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 12-b4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 24b-2”) (17 C.F.R. § 240.24b-2) and Rule 83 of the Commission’s Rules on Information and Requests (“Rule 83”) (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark [***].

Form 6-K Filed May 12, 2016

Exhibit 99.1

1.	During January 2016, you agreed to amend certain terms in a sales contract with one of your major customers, including an improvement in the contract terms for establishing the timing of the measurement of the Mid-West Transaction Price component of the sales prices and eliminating the customer’s early payment discount, among many other changes. These amended terms took effect from January 1, 2016 and resulted in a new obligation for you to pay the customer €20 million, which was recorded as a reduction to net sales in the period ended March 31, 2016. Please further clarify in your disclosures how the amended terms of this sales contract led to you being obligated to pay your customer €20 million.

Confidential Treatment Requested by Constellium N.V.

Response:

In response to the Staff’s comment, we supplementally provide that this one-time payment was made in consideration for agreeing to amend certain terms to an existing customer contract to which an entity acquired as part of the Wise acquisition was a party. We entered into the re-negotiation of these terms in order to align the terms of this contract with Constellium’s normal terms of business. The payment of €20 million is a non-refundable contract-modification fee and was recorded as a reduction of revenues. Such modification did not include any additional commitment from the customer to extend the contract duration or purchase additional volumes. We therefore propose to add to note D to the adjusted EBITDA reconciliation in our upcoming Form 6-K for the six months ended June 30, 2016 the following clarifying text:

“Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business.”

Form 20-F for the Year Ended December 31, 2015

Financial Statements

Notes to the Financial Statements

Note 13 – Intangible Assets (Including Goodwill), page F-35

2.	After identifying certain triggering events related to the Muscle Shoals cash-generating unit, you recorded a €400 million impairment charge related to the intangible assets (excluding goodwill) and property, plant and equipment of this cash-generating unit during the year ended December 31, 2015. Goodwill is allocated and monitored at the operating segments level which represent groups of cash-generating units and the Muscle Shoals cash-generating unit appears to be part of the Packaging and Automotive Rolled Products operating segment. Based on your disclosures on page F-35, you determined that no goodwill impairment charge needed to be recorded for this operating segment as of December 31, 2015. Please help us better understand how you performed your goodwill impairment test related to the Packaging and Automotive Rolled Products operating segment and correspondingly how you made the determination that no goodwill impairment charge needed to recorded. Please address the following as part of your response:

•	Please identify the cash-generating units included in the Packaging and Automotive Rolled Products operating segment. Your disclosures on page F-11 indicate that cash-generating units generally correspond to an industrial site;

Confidential Treatment Requested by Constellium N.V.

Response:

Our Packaging and Automotive Rolled Products (“P&ARP”) operating segment includes three cash generating units, which are the following industrial sites: Singen (Germany), Neuf-Brisach (France) and Muscle Shoals (USA).

•	We note that the Muscle Shoals cash-generating unit originated as part of the Wise Entities acquisition in January 2015. Please tell us how you determined goodwill should be allocated related to this acquisition pursuant to IAS 36.80, including what consideration was given to whether goodwill should be allocated to a particular cash-generating unit or groups of units;

Response:

We allocated the goodwill related to the Muscle Shoals acquisition in January 2015 to the P&ARP operating segment as we viewed this acquisition as a key part of our expansion strategy for this segment as a whole.

Our P&ARP strategy, operations, internal organization and strategic investment are made or organized on a global basis for the operating segment as a whole. Any investment in Muscle Shoals is made considering the segment wide P&ARP strategy. Our internal reporting is in line with this structure, the investments and results being allocated and monitored by our CODM at the P&ARP operating segment level.

All of our P&ARP cash generating units are expected to benefit from the synergies with Muscle Shoals:

– Increased product development resources,

– Increased technical expertise cross-sharing

– Improved competitive position,

– Enhanced global reach, and

– Greater operation flexibility.

Muscle Shoals produces packaging rolled products, which primarily include beverage can stock (like the materials Singen and Neuf Brisach presently produce). As publicly disclosed, we are investing to increase Muscle Shoals’ existing hot mill capacity and to build Body-in-White capacity. Accordingly, Muscle Shoals will also produce automotive rolled products in the future (like the materials Singen and Neuf-Brisach presently produce). This will enable us to serve global beverage can customers as well as global automotive customers from all of our sites in Europe and in the United States.

Confidential Treatment Requested by Constellium N.V.

•	It appears that you have determined your recoverable amount to be the fair value less costs of disposal amount for the Packaging and Automotive Rolled Products operating segment rather than the value-in-use amount pursuant to IAS 36. Please clearly disclose this and correspondingly provide all of the disclosures required by IAS 36.134(e).

Response:

In response to the Staff’s comment, we propose to include in future filings the following information regarding fiscal year 2015, to supplement the disclosure on page F-35 (new text is underscored):

“For the P&ARP operating segment, the recoverable value (determined on the basis of fair value less costs of disposal) was estimated by applying a discounted cash flow model and market participant’s assumptions and has been classified as a level 3 measurement under the fair value hierarchy provided by IFRS 13.

The projected future cash flows are based on the 2016-2025 medium and long term business plan approved by management and reviewed by the Board of Directors. They include the significant capital expenditures for Body-in-White (up to 2020/2021) and the related returns. Considering the significant level of future capital expenditure needed to address the Body-in-White market with the related Body-in -White cash inflows ramping-up from 2018/2019 and reaching a normative level in 2023/2024, cash flows were projected over a 10-year period. The terminal value assumes a normative cash flow and a long term-growth rate ranging from 0% to 2%. The discount rates applied to cash flows projections range between 11% and 12%. It was concluded that the carrying value did not exceed the recoverable value as at December 31, 2015. Accordingly, the impairment test carried out at the P&ARP operating segment level did not lead to a goodwill impairment.

The key assumptions used in the determination of the fair value less costs of disposal for the P&ARP operating segment are the discount rate, the perpetual growth rates used to extrapolate cash-flows beyond the forecast period and the forecasted shipments for Body-in-White products and related revenues. They have been determined considering what market participants would assume in estimating fair value.

•	Discount rates used represent the current market assessment of the risks specific to the P&ARP operating segment taking into consideration the time value of money and the risks associated with the underlying assets.

Confidential Treatment Requested by Constellium N.V.

•	The growth rates used to extrapolate cash-flows beyond the forecast period were developed internally and are consistent with external sources of information.

•	Expected shipments and related revenues were determined based on estimates of future supply and demand for Body-in-White products. These estimates were developed internally based on our industry knowledge and our analysis of available market data regarding expected future demand and industry capacity.

Sensitivity analysis: the calculation of the recoverable value of the P&ARP operating segment is most sensitive to the following assumptions:

•	Discount rate: an increase in the discount rate by 2% would result in the recoverable value equaling the carrying value;

•	Perpetual growth rate : a decrease in the perpetual growth rate by 5% would result in the recoverable value equaling the carrying value; or

•	Body-in-White shipments: 40% lower shipments in the Body-in-White US business would result in the recoverable value equaling the carrying value. Considering the overall size and length of the Body-in-White project, management determined forecasted shipments and related revenues to be a key assumption.”

•	In arriving at the fair value less costs of disposal, please tell us how you determined it was appropriate to use expected future cash flows projected over a ten-year period as well as to reflect the significant expected capital expenditures related to your investment in being able to produce Body-in-White sheet and the corresponding expected returns. In this regard, we note that your disclosures on page F-11 indicate that your value-in-use calculations use cash flow projections based on financial budgets approved by management and cover usually a five-year period.

Response:

As disclosed on page F-11, it is our policy to use cash flow projections covering a 5-year period for value-in-use calculations. The expected future cash flows used to determine the fair value less costs of disposal for our P&ARP operating segment have been projected over a ten-year period for the reasons outlined below.

The fair value less costs of disposal was estimated by applying a discounted cash flow model and incorporates assumptions that market participants would use in estimating fair value.

We believe market participants would consider acquiring the P&ARP business as a whole, given the businesses included (the unique combination of packaging and automotive rolled products, including can stock and Body-in-White) and the geographical global coverage.

Confidential Treatment Requested by Constellium N.V.

Retaining a ten-year period is necessary to take into account the Body-in-White future business (including related required capital expenditures and corresponding expected returns). This ten-year period is consistent with market participants’ views and assumptions, considering:

•	the time required to complete the significant capital expenditures and the ramp up of the Body-in-White industrial capacity; and

•	the Body-in-White future expected returns based on market maturity and needs as evidenced by external market studies.

•	Please help us better understand how you determined that you should use the value-in-use method for purposes of arriving at the recoverable amount of the Muscle Shoals cash-generating unit versus using the fair value less costs of disposal method for purposes of arriving at the recoverable amount of the Packaging and Automotive Rolled Products operating segment pursuant to IAS 36. Your disclosures on page 37 indicate that the Muscle Shoals factory is currently focused on can stock but is expected to be capable of producing high-quality Body-in-White sheet after making significant investments. Please address what impact both the current and future expected use of the Muscle Shoals factory had on your impairment tests of both the Muscle Shoals cash generating unit and the Packaging and Automotive Rolled Products operating segment.

Response:

In accordance with IAS 36, the net carrying value of a cash generating unit or a group of cash generating units is compared to its recoverable value, which is the higher of the value in use and the fair value less cost of disposal. The impairment test was performed first at the Muscle Shoals cash-generating unit level for which there was an indicator of impairment and then at the level of the group of cash-generating units that constitutes the P&ARP operating segment where goodwill is tested.

Muscle Shoals cash generating unit

At December 31, 2015, Muscle Shoals had not started to produce Body-in-White products and the assets to be tested were being used to produce can stock products only. Consequently, we have measured the cash-generating unit’s value-in-use based on projections of discounted cash flows prepared for the existing can stock activity. In accordance with IAS 36.44, such cash flows do not take account of future restructurings not committed to nor future capital expenditures that would improve the performance of the assets to be tested.

Confidential Treatment Requested by Constellium N.V.

In parallel, we have determined that a fair value less cost of disposal of the cash-generating unit on a standalone basis does not exceed the value-in-use. [***]

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Accordingly, both the value in use and fair value less cost of disposal were considered. It was determined that a fair value less cost of disposal exceeding the value-in-use on a standalone basis could not be demonstrated. Thus, the value-in-use was retained as part of the impairment tests.

P&ARP operating segment

The P&ARP operating segment includes the activities of both our packaging rolled products (including can stock) and our automotive rolled products (including Body-in-White) coming from the European and North American markets.

The P&ARP operating segment’s carrying value includes the goodwill resulting from the acquisition of Muscle Shoals, which we monitor at this level. As disclosed on page F-24, this goodwill is supported by the growing automotive markets (Body-in-White).

The fair value less cost of disposal was estimated by applying a discounted cash flow model and market participant assumptions, which reflects the expected development of the Body-in-White activity (expected capital expenditures and returns / cash inflows) both in Europe and in North America. We believe that the Body-in-White future cash flows including the capital expenditures and related benefits represent the cash flows that a market participant would identify and allocate to this activity. This approach reflects our view that market participants interested to acquire our complete P&ARP operating segment (to participate in the Body-in-White market and benefit from our global reach, both in terms of geographical coverage and products) exist.

As it was concluded that the carrying value did not exceed the recoverable value (based on fair value less cost of disposal), (i) the impairment test did not lead to a goodwill impairment and (ii) the value-in-use was not considered.

Confidential Treatment Requested by Constellium N.V.

Overall, the impairment test results (partial impairment of our Muscle Shoals cash generating unit and no impairment of our P&ARP operating segment) are consistent with the global economic and business trend changes we have noted between the acquisition period (late 2014) and the impairment test exercise (late 2015 / early 2016). [***]

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3.	We note that you provide a sensitivity analysis related to the assumptions used in arriving at the recoverable value of the Packaging and Automotive Rolled Products operating segment as well as disclose the values assigned to these assumptions. Please also provide the amount by which the recoverable amount exceeds the carrying amount related to this operating segment pursuant to IAS 36.134(f).

Response:

In response to the Staff’s comment, we propose to include in future filings the following information, to supplement the disclosure on page F-35 (new text is underscored): “It was concluded that the carrying value (€ 1,080 million) did not exceed the recoverable value (€1,355 million) as at December 31, 2015.”

*    *    *    *    *    *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +33 1 73 01 40 87 or by email at didier.fontaine@constellium.com. In addition, you are welcome to contact Frédéric Dunod, Constellium’s Director of External Reporting and Investor Relations, at +33 (0)1 73 01 41 32 or by email at frederic.dunod@constellium.com or Rina E. Teran, Constellium’s US Chief Counsel, Chief Securities Counsel and Assistant Corporate Secretary, at (212) 675 5087 or by email at rina.teran@constellium.com.

Sincerely,

/s/ Didier Fontaine
Mr. Didier Fontaine
Chief Financial Officer